Exhibit 99.11

PRESS RELEASE

Nigeria: TotalEnergies increases its interest in OPL257

Paris, November 19, 2025 – TotalEnergies announces the signing of agreements with Conoil Producing Limited (“Conoil”), under which TotalEnergies is to acquire from Conoil a 50% operated interest in block OPL257 and Conoil is to acquire the 40% participating interest held by TotalEnergies in block OML136, both located offshore Nigeria.

Upon completion of this transaction, TotalEnergies’ interest in OPL257 will be increased from 40% to 90%, while Conoil will retain a 10% interest in this block.

Covering an area of around 370 square kilometers, OPL 257 is located 150 kilometers offshore the coast of Nigeria. This block is adjacent to PPL 261, where TotalEnergies (24%) and its partners discovered in 2005 the Egina South field, which extends into OPL257. An appraisal well of Egina South is planned to be drilled in 2026 on OPL257 side, and the field is expected to be developed as a tie-back to the Egina FPSO, located approximately 30 km away.

“This transaction, built on our longstanding partnership with Conoil, will enable TotalEnergies to proceed with the appraisal of the Egina South discovery, an attractive tie-back opportunity for Egina FPSO. This fits perfectly with our strategy to leverage existing production facilities to profitably develop additional resources and to focus on our operated gas and offshore oil assets in Nigeria”, said Mike Sangster, Senior Vice-President Africa, Exploration & Production at TotalEnergies.

Completion of the transaction is subject to customary conditions, including regulatory approvals.

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About TotalEnergies in Nigeria

TotalEnergies has been present in Nigeria for more than 60 years and employs today more than 1,800 people across different business segments. Nigeria is one of the main contributing countries to TotalEnergies’ hydrocarbon production with 209,000 boe/d produced in 2024. TotalEnergies also operates an extensive distribution network which includes about 540 service stations in the country. In all its operations, TotalEnergies is particularly attentive to the socio-economic development of the country and is committed to working with local communities.

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas, biogas and low-carbon hydrogen, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).